Exhibit (a)(5)(xxii)

To: Spark employees

Dear all:

It was my pleasure to meet with many of you in Philadelphia earlier this year and to share my excitement about the expected acquisition of Spark by Roche.

Although closing this deal is taking longer than I had hoped, my excitement about our anticipated partnership has only increased. Roche remains fully committed to working with your leadership at Spark to provide the regulatory agencies the information they need to complete their reviews so that we may close the acquisition as soon as possible.

I deeply believe that Spark’s expertise in gene therapy has the potential to revolutionize medicine and that our two companies together can offer new and transformational options for the treatment of serious diseases. As previously shared, Spark will operate as an independent company in the Roche Group; yet, together, I am convinced that we will be able to bring gene therapies to more patients across the world faster and change their lives for the better.

While we still expect this transaction to close in 2019, we want to ensure that we proactively identify and remove any potential future obstacles to achieving this outcome. Along these lines, Roche and Spark have decided to amend the merger agreement to give both companies the right to extend the agreement until April 30, 2020, instead of January 31, 2020, to provide additional time to clear the transaction.

Good things almost always take time, so as we work to bring this agreement to a close, I ask for your continued patience. I personally look forward to seeing you again when I visit later this month to review where we stand with the merger and answer your questions. Meanwhile, please continue to push forward the science, and as you say, break the barriers to meet the needs of our all-important shared stakeholders – the patients and families we serve.

Best regards,

Severin